Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 005-80961

In connection with the offer by Gas Natural SDG, S.A. (Gas Natural) to acquire 100% of the share capital of Endesa, S.A. (Endesa), Gas Natural has filed with the United States Securities and Exchange Commission (SEC) a registration statement on Form F-4 (File No.: 333-132076), which includes a prospectus and related exchange offer materials to register the Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural American Depositary Shares (ADSs)) to be issued in exchange for Endesa ordinary shares held by U.S. persons and for Endesa ADSs held by holders wherever located. In addition, Gas Natural has filed a Statement on Schedule TO with the SEC in respect of the exchange offer. INVESTORS AND HOLDERS OF ENDESA SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS, THE STATEMENT ON SCHEDULE TO, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement, the prospectus and related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s website at www.sec.gov. The prospectus and other transaction-related documents are being mailed to holders of Endesa securities eligible to participate in the U.S. offer and additional copies may be obtained for free from Georgeson Shareholder Communications, Inc., the information agent: 17 State Street, 10th Floor, New York, New York 10004, Toll Free (888) 206-0860, Banks and Brokers (212) 440-9800.

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The solicitation of offers to buy Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural ADSs) in the United States will only be made pursuant to a prospectus and related offering materials that will be mailed to holders of Endesa ADSs and U.S. holders of Endesa ordinary shares. Investors in ordinary shares of Endesa should not subscribe for any Gas Natural ordinary shares to be issued in the offer to be made by Gas Natural in Spain except on the basis of the final approved and published offer document in Spain that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

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The following is a translation of a Spanish language press release issued by Gas Natural SDG, S.A. on June 8, 2006, relating to its 2006 Ordinary General Shareholders’ Meeting.

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Communications Management

This is a translation of a Spanish language press release.

In case of discrepancies, the Spanish version will prevail

2006 ORDINARY GENERAL SHAREHOLDERS’ MEETING

GAS NATURAL EXCEEDS THE TARGETS SET FORTH IN ITS 2004-2008

STRATEGIC PLAN, IN ITS SECOND YEAR

•	The General Shareholders’ Meeting approved the results of fiscal year 2005, which contemplate a 16.7% increase in net income, and a dividend increase of 18.3%.

•	GAS NATURAL’s president and chief executive officer (consejero delegado) described to the shareholders the positive development of the company’s activities, which successfully exceeded the targets set forth in its Strategic Plan.

•	The company makes progress in upstream, consolidates its leadership in midstream, positions itself as a major electricity competitor and maintains its lead and profitable growth in the gas distribution and marketing business.

GAS NATURAL held its Ordinary General Shareholders’ Meeting today, on first call, approving the company’s performance and results for the 2005 fiscal year, as well as the proposal to increase dividends by 18.3%, to 0.84 euros per share.

During his presentation to the shareholders, the president of GAS NATURAL, Salvador Gabarró, and its chief executive officer, Rafael Villaseca, explained that the company, in the second year of its 2004-2008 Strategic Plan, had successfully exceeded the targets set forth in that plan.

The president emphasized the company’s current strategic position and commitments, pointing out that GAS NATURAL is making progress in the upstream business, consolidating its leadership in the midstream business, has positioned itself as a major electricity competitor, and is maintaining its leadership and profitable growth in the gas distribution and marketing business.

Salvador Gabarró expressed to the shareholders GAS NATURAL’s commitment to achieve an operating growth potential triggering an increase in financial aggregates and the remuneration to its shareholders. He then pointed out the strategic targets of achieving approximately 13 million customers, targeted for 2008, achieving an electricity generation share of 10% in Spain, in ordinary regime, achieving leadership in the LNG business, and attaining 15% in equity gas in the long term.

The increase in financial aggregates will trigger an EBITDA of about 2,500 million euros in fiscal year 2008 and an annual cumulative increase in net income in excess of 10%. Cumulative investment during the 2004-2008 period will be 8,800 million euros, as anticipated by the company when it unveiled its Strategic Plan.

Favorable results in 2005

The company’s chief executive officer Rafael Villaseca, explained to the shareholders that GAS NATURAL had favorable results in 2005, despite a difficult environment and operating conditions, and emphasized that they will continue to exceed the targets set out in the 2004-2008 Strategic Plan.

Rafael Villaseca mentioned the strong increase in EBITDA (13.7%), net income (16,7%) and dividends (18.3%), based on cash flows, and expressed his confidence that the positive trends evident throughout 2005 will materialize in 2006, driving growth and profitability.

In this respect, it should be noted that, during the first quarter of 2006, GAS NATURAL had net income of 276.7 million euros and increased by 16.2% in comparison to the same period last year. Likewise, EBITDA was 507.9 million euros, reflecting an increase of almost 30%, and net sales totaled 3,107.1, increasing 51.9% in comparison to the same period in 2005.

In his presentation at the Meeting, the chief executive officer pointed out that GAS NATURAL is currently the main gas company on the Iberian peninsula and the one Spanish utility company that has added more new customers in 2005.

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He also indicated that GAS NATURAL is the largest private gas distribution company in Latin America and the leader in customer intake, and that, during the last few years, it has held on to sustained growth in that geographical region, increasing its EBITDA of 152 million euros in 2003 to 317 million euros in 2005.

In Italy, where GAS NATURAL launched its activities only four years earlier, EBITDA already totaled 27 million euros in 2005, and sales of tariff gas and TPA grew 101.5% for a total of 2,730 GWh in 2005.

The fastest growing Spanish power generation utility company in the last five years

In the electricity business, EBITDA has doubled, with a total of 90 million euros. In fact, GAS NATURAL is the one Spanish utility company that has increased more its electricity generation share in the last five years and installed more combined cycle units in 2005. The company currently has 2,800 MW of installed power in combined cycles, of which 800 MW in Arrubal and 1,200 MW in Cartagena were integrated into the power generation market last year.

In 2005, GAS NATURAL took a step forward in the wind energy business with the acquisition of DERSA, and currently has 302 MW of installed power and projects in development for another 1,000 MW.

In the upstream and midstream gas business, GAS NATURAL has one of the largest methane tanker fleets in the Atlantic. In 2005, it formed Stream, a joint venture company with Repsol YPF, for midstream operations, and also agreed with Repsol YPF to participate in various upstream projects, such as Gassi Touil, now in the execution stage.

In his presentation to the shareholders, Rafael Villaseca also indicated that GAS NATURAL is the main gas purchaser in Spain and one of the leaders in the worldwide liquid natural gas (LNG) market. In 2005, it had total sales of 317,555 GWh , of which 211,895 GWh were in the Spanish liberalized market.

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Lastly, the chief executive officer stated that GAS NATURAL is the leading products energy company in Spain in multiservice products, with 1.47 contracts per customer at December 31, 2005.

Shareholders approved the dividend proposal

The Ordinary General Shareholders’ Meeting today approved the proposal of the company’s board of directors to increase the dividend by 18.3% for the 2005 fiscal year, to 0.84 euros per share, representing a total distribution of 376 million euros. This dividend represents an increase in payout to 50.2% in 2005.

The company has been undertaking a dividend policy aimed at steady remuneration to its shareholders by an increase in the dividend per share, which in recent years has had an annual cumulative growth of 26.3%. According to the company’s Strategic Plan, the payout will be between 52% and 55% in 2008.

About 1,000 persons, among them minority shareholders and guests, attended the Shareholders’ Meeting, in which there was approximately a quorum of 75%. The shareholders also approved the reelection of the directors, Salvador Gabarró (executive), Emiliano López Achurra (independent) and Caixa d’Estalvis de Catalunya (consejero dominical).

Barcelona, June 8, 2006.

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